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                            April 14, 2021

       Jos   Augusto Gon  alves de Ara  jo Teixeira
       Chief Executive Officer
       Patria Latin American Growth Opportunity Acquisition Corp.
       18 Forum Lane, 3rd Floor
       Camana Bay, PO Box 757, KY1-9006
       Grand Cayman, Cayman Islands

                                                        Re: Patria Latin
American Growth Opportunity Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 19,
2021
                                                            File No. 333-254498

       Dear Mr. Teixeira:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed March 19, 2021

       Summary
       About Our Sponsor, page 2

   1. We note that your disclosure in this section and several other sections of the summary discusses the nature
and operations of Patria Investments Limited, an affiliate of your sponsor. Please revise
to clarify that Patria Investments Limited is not your sponsor. In addition, as to the
information you have included about the prior performance of Patria
                                                        Investments Limited,
please clearly differentiate it from your performance, explain its relevance to your
business, including its limitations, and add appropriate cautionary language. Please make
conforming revisions to the risk factor and business sections of the prospectus.
 Jos   Augusto Gon  alves de Ara  jo Teixeira
Patria Latin American Growth Opportunity Acquisition Corp.
April 14, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                      Sincerely,
FirstName LastNameJos   Augusto Gon  alves de Ara  jo Teixeira
                                                      Division of Corporation
Finance
Comapany NamePatria Latin American Growth Opportunity Acquisition Corp.
                                                      Office of Trade &
Services
April 14, 2021 Page 2
cc:       Manuel Garciadiaz
FirstName LastName